SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-23210

NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
                [_] Form N-SAR

For Period Ended: December 31, 2000
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[_]   Transition Report on Form 10-K

[_]   Transition Report on Form 10-Q

[_]   Transition Report on Form 20-F

[_]   Transition Report on Form N-SAR

[_]   Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I. REGISTRANT INFORMATION

Full name of registrant TRISM, Inc.
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Former name if applicable
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Address of principal executive office (STREET AND NUMBER)

4174 Jiles Road

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City, State and Zip Kennesaw, Georgia 30144
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PART II. RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)     The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form -SAR, or portion thereof will be filed on or before the 15th calendar day following the
                   prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c)     The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.
                   See Exhibit A

FORM 12b-25
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PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     For the year ended December 31, 2000 Form 10-K could not be filed within the prescribed time limit because of the substantial time and attention of management required to collect data requested by our bank group in order to obtain waivers of our debt covenants. Futhermore, the Company's ability to timely file its Form 10-K has been adversely affected by changes in management resulting from the resignations of the former Chief Executive Officer and Chief Financial Officer in late October 2000.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Thomas P. Krasner	770	795-4660
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(Name)	(Area code)	(Telephone number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).      [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Form 10-K will be filed promptly following this Form 12b-25 for the reasons described above.

TRISM, Inc.
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2001	By /s/ Thomas P. Krasner
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Thomas P. Krasner, Chairman and President

     Instruction:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

FORM 12b-25
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Exhibit A

EMERGENCE FROM BANKRUPTCY

On February 15, 2000, the consummation of the Company's Plan of Reorganization was completed, and the Company exited from Chapter 11. The Company converted the existing Senior Subordinated Notes ("Notes") and common equity as outlined under the terms of the restructuring agreement.

The agreement provided for the Notes to be converted into (i) new notes in the aggregate principal amount of $30 million, due February 15, 2005, with interest at the rate of 12% per annum (the first semi-annual interest payment was paid on March 15, 2000), and (ii) 95% of the new common equity of the Company to be issued post-recapitalization, prior to dilution related to a management stock incentive program. The agreement also provided that the Company's old common equity would be converted into 5% of the new common equity issued post-recapitalization, prior to dilution.

To facilitate a meaningful comparison of the Company's yearly operating performance in years 2000, 1999 and 1998, the following discussion of results of operations is presented on a traditional comparative basis for both periods. Accordingly, the results of operations for the year ended December 31, 2000 represents the mathematic addition of the historical amounts for the predecessor company period January 1 through February 15, 2000, and the reorganized company period, February 16 through December 31, 2000. Consequently, the current year's information presented below does not comply with accounting requirements for companies upon emergence from bankruptcy which calls for separate reporting for the newly reorganized company and the predecessor company. Management believes that a combined discussion of predecessor and reorganized company periods is reasonable and appropriate because there were no material adjustments to the presented items (other than depreciation, amortization and interest expense) resulting from the Fresh Start Reporting.

OPERATING RESULTS

Operating revenue was approximately $281.4 million in 2000 compared to $274.6 million in 1999. Operating loss for 2000 was approximately $4.1 million compared to an operating income of $1.2 million in 1999. The net loss for 2000 was $13.9 million compared to a net loss of $18.4 million in 1999. The results for 2000 include restructuring and severance charges of $1.2 million. The results for 1999 include a cumulative effect of accounting change of $0.3 million, restructuring and severance charges of $0.8 million, $4.2 million reorganization expenses relating to the write-off of deferred loan costs and financial restructuring.

The Company's performance in 2000 was negatively impacted by driver retention issues and general softening of the Heavy Haul and Secured Materials markets in the latter part of the third quarter and entire fourth quarter of 2000. Additionally, the financial results were primarily affected by increased costs associated with attracting and retaining qualified drivers, lower asset productivity and increased fuel costs.

RECENT DEVELOPMENTS

On October 19, 2000, the Company was notified by CIT Business Credit that an event of default had occurred under the Revolver concerning a change in management restriction as a result of the resignation of the former Chief Executive Officer and Chief Financial Officer of the Company. On October 27, 2000 the Company was notified by CIT Business Credit that an event of default had occurred under the revolver concerning a material adverse effect evidenced by, (a) the Company's current and projected future negative earnings and cash flow, (b) the change in management discussed in notice of default on October 19, 2000, (c) the increase in fuel cost to the Company and (d) a proposed  approximate 60% increase in insurance premiums to the Company.

On November 8, 2000, the Company executed a forbearance agreement that modified certain terms of the Revolver, including a forbearance reserve on collateral availability and default interest rates of 2.0% above Prime. On November 30, 2001 the Company negotiated the first amendment to the forbearance agreement with CIT Business Credit, extending the Company's Revolver until January 10, 2001. On January 10, 2001 the Company negotiated the second amendment to the forbearance agreement with CIT Business Credit, extending the Company's Revolver until January 31, 2001. On January 31, 2001 the Company negotiated the third amendment to the forbearance agreement with CIT Business Credit, extending the Company's Revolver until February 28, 2001. On February 28, 2001 the Company negotiated the fourth amendment to the forbearance agreement with CIT Business Credit, extending the Company's Revolver until March 14, 2001. On March 14, 2001 the Company negotiated the fifth amendment to the forbearance agreement with CIT Business Credit, extending the Company's Revolver until March 30, 2001. On March 30, 2001 the Company negotiated the sixth amendment to the forbearance agreement with CIT Business Credit, extending the Company's Revolver until April 13, 2001.The Company has agreed, during the period of forbearance, not to pay the interest due on its outstanding Senior Subordinated Notes Due 2005. Under the terms of the Notes, the Company has a thirty-day grace period on its interest payment due March 15, 2001.

FORM 12b-25
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Exhibit A, Continued

On March 9, 2001, the Company announced that the Board of Directors has engaged the Carreden Group, Inc., investment bankers located in New York City, as financial advisor to explore strategic alternatives.